Exhibit 99.1

SMART Reports Full Year and Fourth Quarter 2013 Financial Results

•	Full year revenue of $589.4 million
•	Annual gross margin of 44.4%
•	Full year Adjusted EBITDA of $48.8 million
•	Annual Adjusted Net Income of $11.8 million

CALGARY, Alberta, May 16, 2013 – SMART Technologies Inc. (Nasdaq: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its full year and fourth quarter ended March 31, 2013.

“During the year we restructured the company to improve our efficiency and customer focus, and we have created a strategy that will leverage our competitive strengths and improve our ability to provide world-class collaboration solutions to our education and enterprise customers,” stated Neil Gaydon, President and CEO of SMART. “Our strategy and structure will enable us to address the ongoing challenges we are facing in our core markets, which were reflected in our fiscal 2013 results.”

Gaydon continued, “Looking ahead, we remain committed to delivering on our fiscal 2014 plan while carefully balancing our cost structure with investment in new product development driven by our three-year strategy.”

GAAP Results
	Three months ended March 31,		Fiscal year ended March 31,
($ millions)	2013	2012	2013	2012
Revenue	$105.2	$148.0	$589.4	$745.8
Net (Loss) Income	$(18.7)	$(2.9)	$(54.5)	$31.0

Non-GAAP Results
	Three months ended March 31,		Fiscal year ended March 31,
($ millions)	2013	2012	2013	2012
Adjusted EBITDA	$(8.8)	$1.7	$48.8	$127.5
Adjusted Net (Loss) Income	$(11.5)	$(5.1)	$11.8	$70.6

Total revenue for the fourth quarter of fiscal 2013 was $105.2 million compared to $148.0 million in the prior-year period, a decrease of 29% over the prior year. In terms of unit sales, 60,444 interactive displays were sold in the quarter, compared to 81,716 units sold in the prior-year period. Average selling price for the fourth quarter was $1,360, compared to $1,322 in the prior-year period. Total revenue for fiscal 2013 was $589.4 million, a decrease of 21% over the prior year. Revenue during fiscal 2013 decreased in North America by 23%, EMEA by 10%, and Rest of World by 33% year over year. Average selling price for fiscal 2013 was $1,371 compared to $1,426 in the prior-year period.

Gross profit for the fourth quarter of fiscal 2013 was $45.5 million compared to $58.8 million in the prior-year period. Gross margin for the fourth quarter was 43%, compared to 40% for the prior-year period. Fiscal 2013 full year gross margin was $261.6 million, or 44%, compared to $335.6 million, or 45% in fiscal 2012.

Cash operating expenses decreased by $7.7 million, or 13%, from $58.2 million in the fourth quarter of fiscal 2012 to $50.5 million in the fourth quarter of fiscal 2013. In fiscal 2013, cash operating expenses were $212.7 million, compared to $221.7 million in fiscal 2012, which was a decrease of 4%. Cash operating expenses are comprised of selling, marketing and administrative and research and development expenses, excluding stock-based compensation and bad debt expense.

Adjusted EBITDA for the fourth quarter of fiscal 2013 was a loss of $8.8 million, compared to positive Adjusted EBITDA of $1.7 million representing a 1% margin in the prior-year period. Adjusted EBITDA for fiscal 2013 was $48.8 million, representing an Adjusted EBITDA margin of 8% compared to 17% or $127.5 million for fiscal 2012. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue after adding back the net impact of deferred revenue.

GAAP net loss was $18.7 million for the fourth quarter of fiscal 2013 compared to a net loss of $2.9 million in the prior-year period. GAAP loss per share was $0.15 based on 120.5 million weighted-average shares outstanding, compared to a GAAP net loss of $0.02 based on 121.4 million weighted-average shares outstanding during the prior-year period. GAAP net loss during the quarter ended March 31, 2013 includes a $5.0 million foreign exchange loss, compared to a $5.6 million foreign exchange gain in the prior-year period. GAAP net loss for fiscal 2013 was $54.5 million or $0.45 per share, compared to net income of $31.0 million or $0.25 per share for fiscal 2012. GAAP net loss for fiscal 2013 included a $34.2 million goodwill impairment charge and a $5.0 million foreign exchange loss, compared to an $8.5 million foreign exchange loss in the prior year period.

Adjusted Net Loss for the fourth quarter of fiscal 2013 was $11.5 million compared to an Adjusted Net Loss of $5.1 million in the same period last year. Adjusted Net Loss per share was $0.10 based on 120.5 million weighted-average shares outstanding, compared to an Adjusted Net Loss per share of $0.04 based on 121.4 million weighted-average shares outstanding for the fourth quarter of fiscal 2012. Adjusted Net Income for fiscal 2013 was $11.8 million or $0.10 per share compared to $70.6 million or $0.57 per share for fiscal 2012.

As of March 31, 2013, SMART had cash and cash equivalents of $141.4 million and $288.2 million of debt outstanding.

Conference Call Information

SMART will host a conference call today, May 16, 2013, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results and corporate strategy.

To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID #44157840. A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm.

A replay of this conference call may also be accessed through May 26, 2013, by dialing 855.859.2056 (North America) or 404.537.3406 (outside North America). The replay pass code is 44157840.

About SMART

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “ongoing”, “commit” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to SMART’s three year strategy and its ability to leverage our competitive strengths, improve our ability to provide world-class collaboration solutions and enable us to address the ongoing challenges faced in our core markets, and statements pertaining to our ability to deliver on our fiscal 2014 plan while balancing our cost structure with investment in new product development.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our management’s discussion and analysis for the year ended March 31, 2013.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Non-GAAP measures

We define Adjusted EBITDA as net (loss) income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, acquisition costs, costs of restructuring, impairment of goodwill, impairment of property and equipment and other income. We define Adjusted Net Income as net (loss) income before stock-based compensation, acquisition costs, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net (loss) income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance. Adjusted Net Income is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(millions of U.S. dollars, except share amounts, per share amounts, percentages, units and average selling prices)

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2013	2012	2013	2012
Consolidated Statements of Operations
Revenue	$105.2	$148.0	$589.4	$745.8
Cost of sales	59.7	89.2	327.8	410.2

Gross margin	45.5	58.8	261.6	335.6
Operating expenses
Selling, marketing and administration(1)	40.1	46.7	170.9	180.8
Research and development(1)	11.4	12.7	48.8	50.1
Depreciation and amortization	7.2	7.9	30.7	30.8
Restructuring costs	2.4	0.2	20.8	13.4
Impairment of goodwill	—	—	34.2	—
Impairment of property and equipment	2.2	—	2.2	—

Operating (loss) income	(17.8)	(8.7)	(46.0)	60.5
Non-operating expenses (income)
Interest expense	3.0	3.5	12.8	14.6
Foreign exchange loss (gain)	5.0	(5.6)	5.0	8.5
Other loss (income), net	(0.6)	(0.1)	(0.3)	(0.5)

(Loss) income before income taxes	(25.2)	(6.5)	(63.5)	37.9
Income tax (recovery) expense	(6.5)	(3.6)	(9.0)	6.9

Net (loss) income(1)	$(18.7)	$(2.9)	$(54.5)	$31.0

(Loss) earnings per share
Basic	$(0.15)	$(0.02)	$(0.45)	$0.25
Diluted	$(0.15)	$(0.02)	$(0.45)	$0.25
Weighted-average number of shares outstanding
Basic	120,535,947	121,445,305	120,744,832	122,726,275
Diluted	120,535,947	121,445,305	120,744,832	123,370,043
Period end number of shares outstanding	120,985,366	121,445,305	120,985,366	121,445,305
Selected Data
Revenue by geographic location
North America	$67.5	$89.8	$373.1	$486.9
Europe, Middle East and Africa	26.6	38.6	166.2	183.9
Rest of World	11.1	19.6	50.1	75.0

	$105.2	$148.0	$589.4	$745.8

Revenue change(2)	(29.0)%	(11.5)%	(21.0)%	(5.6)%
As a percent of revenue
Gross margin	43.3%	39.7%	44.4%	45.0%
Selling, marketing and administration	38.1%	31.6%	29.0%	24.2%
Research and development	10.8%	8.6%	8.3%	6.7%

Adjusted EBITDA(3)	$(8.8)	$1.7	$48.8	$127.5
Adjusted EBITDA as a percent of revenue(3)(4)	(8.7)%	1.1%	8.3%	16.9%

Adjusted Net (Loss) Income(5)	$(11.5)	$(5.1)	$11.8	$70.6
Adjusted Net (Loss) Income per share(5)(6)
Basic	$(0.10)	$(0.04)	$0.10	$0.57
Diluted	$(0.10)	$(0.04)	$0.10	$0.57

Total number of interactive displays sold(7)	60,444	81,716	338,934	395,101
Average selling price of interactive displays sold(8)	$1,360	$1,322	$1,371	$1,426

Total assets	$473.2	$539.6	$473.2	$539.6
Total long-term liabilities	$383.0	$393.6	$383.0	$393.6

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)	In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 12 in the consolidated financial statements for the years ended March 31, 2013, 2012 and 2011 for further discussion of this change in accounting policy.
(2)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(3)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net (loss) income in a subsequent section and is not a substitute for the GAAP equivalent.
(4)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(5)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net (loss) income in a subsequent section and is not a substitute for the GAAP equivalent.
(6)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic and diluted shares outstanding during the period. Diluted weighted-average shares outstanding for the purposes of calculating Adjusted Net Income per share for the year ended March 31, 2013 were 122,724,293.
(7)

Interactive displays include SMART Board® interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, LightRaise™ interactive projectors, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium™ interactive pen displays and SMART Table® interactive learning centers.

(8)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	March 31, 2013	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	$141.4	$95.5
Trade receivables	65.1	94.3
Other current assets	11.0	13.8
Income taxes recoverable	25.7	10.1
Inventory	65.8	110.8
Deferred income taxes	16.0	14.0

	325.0	338.5
Property and equipment	100.1	109.7
Goodwill and intangible assets	23.0	66.5
Deferred income taxes	22.3	19.9
Deferred financing fees	2.8	5.0

	$473.2	$539.6

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$112.7	$120.5
Deferred revenue	35.4	34.0
Current portion of long-term debt	3.1	3.1

	151.2	157.6
Long-term debt	285.2	288.2
Other long-term liabilities	4.5	5.7
Deferred revenue	87.1	90.8
Deferred income taxes	6.2	8.9

	534.2	551.2
Shareholders’ deficit
Share capital	692.2	696.4
Accumulated other comprehensive loss	(8.7)	(10.8)
Additional paid-in capital	41.3	34.1
Deficit	(785.8)	(731.3)

	(61.0)	(11.6)

	$473.2	$539.6

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Fiscal Year Ended March 31,
	2013	2012
Cash provided by (used in)

Operations
Net (loss) income	$(54.5)	$31.0
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	34.5	34.6
Non-cash interest expense on long-term debt	2.4	4.0
Non-cash restructuring costs in other long-term liabilities	(1.2)	5.4
Stock-based compensation	3.3	9.1
Loss (gain) on foreign exchange	7.1	8.3
Deferred income tax (recovery) expense	(7.7)	(8.4)
Impairment of goodwill	34.2	—
Impairment of property and equipment	2.2	—
Loss on disposal of property and equipment	0.1	0.2
Change in non-cash working capital	49.9	(26.6)

Cash provided by operating activities	70.3	57.6

Investing
Capital expenditures	(19.2)	(23.0)
Intangible assets	(0.2)	—

Cash used in investing activities	(19.4)	(23.0)

Financing
Repurchase of common shares	(0.8)	(9.7)
Repayment of debt	(3.1)	(48.1)
Financing fees paid	—	—
Participant equity loan plan, net	0.6	—

Cash used in financing activities	(3.3)	(57.8)

Effect of exchange rate changes on cash and cash equivalents	(1.7)	(0.3)

Net increase (decrease) in cash and cash equivalents	45.9	(23.5)
Cash and cash equivalents, beginning of year	95.5	119.0

Cash and cash equivalents, end of year	$141.4	$95.5

SMART Technologies Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2013	2012	2013	2012
Adjusted EBITDA
Net (loss) income(1)	$(18.7)	$(2.9)	$(54.5)	$31.0
Income tax (recovery) expense	(6.5)	(3.6)	(9.0)	6.9
Depreciation in cost of sales	0.9	1.0	3.7	3.8
Depreciation and amortization	7.2	7.9	30.7	30.8
Interest expense	3.0	3.5	12.8	14.6
Foreign exchange loss (gain)	5.0	(5.6)	5.0	8.5
Change in deferred revenue(2)	(4.4)	0.3	(0.5)	8.6
Stock-based compensation(1)	0.5	1.2	3.3	9.2
Costs of restructuring(3)	2.6	—	21.2	14.6
Impairment of goodwill	—	—	34.2	—
Impairment of property and equipment	2.2	—	2.2	—
Other loss (income), net	(0.6)	(0.1)	(0.3)	(0.5)

Adjusted EBITDA	$(8.8)	$1.7	$48.8	$127.5

(1)	In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 12 in the consolidated financial statements for the years ended March 31, 2013, 2012 and 2011 for further discussion of this change in accounting policy.
(2)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $38.9 million and $43.0 million in the years ended March 31, 2013 and 2012, respectively. We deferred revenue of $6.9 million and $9.1 million in the quarters ended March 31, 2013, and 2012 respectively.
(3)	Includes restructuring costs of $20.8 million disclosed in the Company’s consolidated statements of operations in fiscal 2013 (2012 – $13.4 million) and $0.4 million in inventory write-offs recorded in cost of sales in fiscal 2013 (2012 – $1.2 million).

	Three Months Ended March 31,		Fiscal Year Ended March 31,
	2013	2012	2013	2012
Adjusted Net (Loss) Income
Net (loss) income(1)	$(18.7)	$(2.9)	$(54.5)	$31.0
Adjustments to net (loss) income
Amortization of intangible assets	2.3	2.4	9.5	9.6
Foreign exchange loss (gain)	5.0	(5.6)	5.0	8.5
Change in deferred revenue(2)	(4.4)	0.3	(0.5)	8.6
Stock-based compensation(1)	0.5	1.2	3.3	9.2
Costs of restructuring(3)	2.6	—	21.2	14.6
Impairment of goodwill	—	—	34.2	—
Impairment of property and equipment	2.2	—	2.2	—

	8.2	(1.7)	74.9	50.5
Tax impact on adjustments(4)	1.0	0.5	8.6	10.9

Adjustments to net (loss) income, net of tax	7.2	(2.2)	66.3	39.6

Adjusted Net (Loss) Income	$(11.5)	$(5.1)	$11.8	$70.6

Adjusted Net (Loss) Income per share
(Loss) earnings per share – basic	$(0.15)	$(0.02)	$(0.45)	$0.25
Adjustments to net (loss) income, net of tax, per share	0.05	(0.02)	0.55	0.32

Adjusted Net (Loss) Income per share – basic	$(0.10)	$(0.04)	$0.10	$0.57

(Loss) earnings per share – diluted	$(0.15)	$(0.02)	$(0.45)	$0.25
Adjustments to net (loss) income, net of tax, per share	0.05	(0.02)	0.55	0.32

Adjusted Net (Loss) Income per share – diluted	$(0.10)	$(0.04)	$0.10	$0.57

(1)	In the third quarter of fiscal 2013, the Company changed its method of accounting for stock-based compensation expense related to the fair value of options to the graded method from the straight-line method and has applied this change retrospectively. See Notes 1 and 12 in the consolidated financial statements for the years ended March 31, 2013, 2012 and 2011 for further discussion of this change in accounting policy.
(2)	Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.
(3)	Includes restructuring costs of $20.8 million disclosed in the Company’s consolidated statements of operations in fiscal 2013 (2012 – $13.4 million) and $0.4 million in inventory write-offs recorded in cost of sales in fiscal 2013 (2012 – $1.2 million).
(4)	Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

For more information, please contact

Media contact

Marina Geronazzo

Senior Public Relations Manager

SMART Technologies Inc.

+1.403.407.5088

MarinaGeronazzo@smarttech.com

Investor contact

Investor Relations

SMART Technologies Inc.

+1.877.320.2241

ir@smarttech.com

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